Suite 906 - 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail "firstpoint@firstpointminerals.com" TSX Venture Exchange:FPX

January 3, 2006

First Point Minerals Closes $150,000 Private Placement Offering

Peter M. D. Bradshaw, P. Eng, President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that effective December 22, 2005, the Company closed the private placement announced on December 8, 2005. The private placement consisted of 1,250,000 units ("Units") at a price of $0.12 per Unit, for gross proceeds to the Company's treasury of $150,000.  Each Unit is comprised of one common share (a "Share") and one-half of one transferable share purchase warrant (a "Warrant") of the Company.  Each whole Warrant will entitle its holder to acquire one additional common share (a "Warrant Share") at an exercise price of $0.20 for a period of 24 months from closing.  The expiry date is subject to acceleration in the event the weighted average trading price of the common shares exceeds $0.40 per share for a period of 15 consecutive trading days at any time after the hold period has expired.

Canaccord Capital Corporation acted as a finder on the financing and received a finder's fee comprised of cash in the amount of $10,500 and 87,500 Warrants.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a "hold" period of four months plus one day expiring on April 24, 2006.

The funds from the private placement will be used, in part, to continue exploration of the Company's Rio Luna gold property in Nicaragua and for working capital.  The proceeds from the exercise of the Warrants, if any, will provide general working capital.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Peter MD Bradshaw, President and CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

"Peter M.D. Bradshaw"

Peter M.D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.